Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV89102

May 27, 2011

Via E-Mail: Duerschj@sec.gov

United States
Securities and Exchange Commission
Mr. Jonathan Duersch
Office of Chief Accountant
100 F. St. NE
Washington, D.C.20549

Re:	Consolidation Services, Inc. – preclearance request
File No. 333-142105

Dear Mr. Duersch:

In November of 2010, we met at the AICPA Oil and Gas Seminar where I received your direct email regarding request of the Office of Chief Accountant.  During that seminar we discussed several issues and some specific of this client, Consolidation Services, Inc.  During and after that time we have received comment letters from Donna DiSilvio at the office of Corporation Financial regarding an 8K audit and financial statements filed in July 2010.  In her comments she has requested that we file a formal preclearance request with the office of Chief Accountant regarding the financial statement presentation of that audit presented in that 8K.  Therefore, let this letter serve as our formal request for preclearance.

The Company purchased oil and gas properties and related support equipment.  The Company further understands that in accordance with the SEC CorpFin Financial Reporting Manual section 2010.4 a working interest in an oil and gas property is considered a purchase of a business for reporting purposes.

We formally and respectfully request a waiver from the Securities and Exchange Commission regarding the form and content of and to present our financial statements for the two year pre-acquisition audits in compliance with section 2065.6 of the SEC CorpFin Financial Reporting Manual and would like to submit a Statement of Revenues and Direct Expenses instead of a full set of financial statements.

We request this waiver for the following reasons:

a.
The historical financial statements reflecting financial position, results of operations and cash flows required by accounting principles generally accepted in the United States of America are not readily available on an individual property basis and not meaningful to full and fair presentation of the proposed properties of either existing shares to potential investors in Consolidation Services;

b.	Historically, no allocation of general and administrative, interest, federal income tax expense, depreciation, depletion and amortization was made to the acquired properties;

c.
The private limited liability companies and corporations did not maintain a balance sheet and cash flow statements since the accounting records were maintained only to provide tax information to the investors.

d.	The private limited liability companies never prepared nor had a reserve report prepared to determine the value of its reserves prior to the acquisition.

We understand that it is preferred by the Staff of the Securities and Exchange Commission that we request a pre-clearance and we understand that we did not request pre-clearance to present the Statement of Revenues and Direct Expenses in lieu of a full set of financial statements in accordance with section 2065.6 of the SEC CorpFin Financial Reporting Manual.  However, at this time we are formally requesting that we be allowed to present the Statement of Revenues and Direct Expenses in lieu of a full set of financial statements as presented in our 8K filing in July 2010.

I have attached a copy of the audited financial statements that were issued in the filed 8K in July 2010 and I have attached Donna DiSilvio’s comment letter request.

Thank you for your assistance in this matter.

Sincerely,

/s/ Pamela Thompson

Pamela J. Thompson
Chief Financial Officer